Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in Registration Statement Nos. 333-110207 and 33-81976 on Form S-3, and Registration Statement No. 333-82892 on Form S-8 of our report dated February 28, 2007, relating to the consolidated financial statements of TEPPCO Partners, L.P. and subsidiaries (such report expresses an unqualified opinion and includes an explanatory paragraph referring to the changes in the method of financial statement presentation related to purchases and sales of inventory with the same counterparty) and our report dated February 28, 2007 relating to management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of TEPPCO Partners, L.P. and subsidiaries for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Houston, Texas
February 28, 2007